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                    [DYNAMICS CORPORATION OF AMERICA LOGO]



                                                                April 14, 1997

Dear Fellow Shareholders:

         As you may be aware, WHX Corporation has commenced an unsolicited tender offer for the Company's common shares and is now offering to purchase up to 649,000 shares (approximately 17% of the outstanding shares) at a price of $45 per share. WHX is also proposing a merger with the Company at the same price.

         AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT WHX'S OFFER IS INADEQUATE, IS NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND DOES NOT ADEQUATELY REFLECT THE VALUE OR PROSPECTS OF THE COMPANY. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER YOUR SHARES TO WHX.

         In arriving at its determination and recommendation, the Board gave careful consideration to a number of factors which are described in the enclosed Schedule 14D-9, including the opinion of Wasserstein Perella & Co., Inc., the Company's financial advisor, that the offer price of $45 per share is inadequate from a financial point of view.

         The Board of Directors has determined to explore alternative transactions to maximize shareholder value. Accordingly, to provide the Board of Directors with additional time with which to explore such alternatives, the Board of Directors has determined to postpone the upcoming annual meeting of shareholders, originally scheduled for May 2, 1997, until August 1, 1997. In order to provide for stability and continuity, the Board has also increased the size of the Board of Directors to nine members (resulting in the Board of Directors being divided into three classes) and adopted certain amendments to the Company's By-laws.

         Additional information with respect to the Board's decision and its actions is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

         Your Board of Directors and I greatly appreciate your continued support and encouragement.

                                               Sincerely,


                                               /s/ Andrew Lozyniak

                                               Andrew Lozyniak
                                               Chairman of the Board and
                                               President